SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

                     PURSUANT TO SECTION 12(b) OR (g) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                              Geoworks Corporation
             (Exact name of registrant as specified in its charter)

                 Delaware                                 94-2920371
(State of Incorporation or Organization)    (I.R.S. Employer Identification No.)


         960 Atlantic Avenue
         Alameda, California                                 94501
(Address Of Principal Executive Offices)                  (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                         Name of each exchange on which
     to be so registered:                        each class is to be registered:

-----------------------------------          -----------------------------------

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If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]

Securities Act registration file number to which this form relates: Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act:

        Rights To Purchase Series A Junior Participating Preferred Stock
                                (Title of Class)



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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.   Description of Registrant's Securities to be Registered.

     On March 1, 2001, the Board of Directors of the Company authorized and declared a distribution of one right (a "Right") for each of its outstanding shares of common stock, par value $.001 per share ("Common Stock"). The distribution is payable as of March 9, 2001 (the "Record Date") to holders of record of shares of Common Stock on that date. Each Right entitles the registered holder thereof to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock of the Company ("Series A Preferred Stock") at a price of $20.00 (the "Exercise Price"), subject to certain adjustments. The description and terms of the Rights will be set forth in a Rights Agreement, as the same may be amended from time to time (the "Rights Agreement"), between the Company and Mellon Investor Services, LLC, as rights agent (the "Rights Agent").

     Initially the Rights will not be exercisable, certificates will not be sent to stockholders and the Rights will automatically trade with the shares of Common Stock.

     The Rights, unless earlier redeemed or exchanged by the Board of Directors, become exercisable upon the close of business on the day (the "Distribution Date") which is the earlier of (i) the tenth day following a public announcement that a person or group of affiliated or associated persons (other than certain exceptions set forth below, an "Acquiring Person") which has acquired beneficial ownership or voting control of 15% or more of the outstanding shares of Common Stock of the Company, (ii) such date, if any, as may be determined by the Board of Directors prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person after the date of the commencement or public announcement of a person's or group's bona fide intention (as determined by the Board of Directors) to commence a tender or exchange offer the consummation of which would result in the acquisition of beneficial ownership or voting control of 15% or more of the Company's outstanding shares of Common Stock (even if no shares of Common Stock are actually acquired pursuant to such offer) or (iii) the Expiration Date (as defined therein). Prior to the Distribution Date, the Rights will not be exercisable, will not be represented by a separate certificate, and will not be transferable apart from the shares of Common Stock, but will instead be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate itself. An Acquiring Person does not include (i) the Company, (ii) any subsidiary of the Company, (iii) any employee benefit plan of the Company or of any subsidiary of the Company, or any trust or other entity holding shares of Common Stock for or pursuant to the terms of any such plan, or
(iv) any person or group of affiliated or associated persons whose beneficial ownership or voting control of 15% or more of the outstanding shares of Common Stock of the Company results solely from a reduction in the number of outstanding shares of Common Stock of the Company (provided that any such person or group that does not become an Acquiring Person by reason of the exception provided by this clause (iv) shall become an Acquiring Person upon acquisition of any additional outstanding shares of Common


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Stock unless such acquisition of additional shares of Common Stock will not result in such person or group becoming an Acquiring Person).

     Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), new certificates for shares of Common Stock issued after the Record Date will contain a legend incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the surrender for transfer of shares of Common Stock outstanding as of the Record Date also will constitute the transfer of the Rights attaching to such shares. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of shares of Common Stock as of the close of business on the Distribution Date, and such separate Rights Certificates alone will evidence the Rights from and after the Distribution Date.

     The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on March 9, 2011 (the "Final Expiration Date"), unless earlier redeemed or exchanged by the Company as described below.

     The number of one one-thousandths of a share of Series A Preferred Stock issuable upon exercise of the Rights is subject to certain adjustments from time to time in the event of a share distribution on, or a subdivision or combination of, the Common Stock. The Exercise Price for the Rights is subject to adjustment in certain events.

     Unless the Rights are earlier redeemed or exchanged, in the event that a person or group of affiliated or associated persons becomes an Acquiring Person, the Rights Agreement provides that each holder of record of a Right, other than the Acquiring Person (whose Rights will thereupon become null and void), will thereafter have the right to receive, upon payment of the Exercise Price, that number of shares of Common Stock having a market value at the time of the transaction equal to two times the Exercise Price.

     In addition, unless the Rights are earlier redeemed or exchanged, in the event that after the time that a person or group of affiliated or associated persons becomes an Acquiring Person the Company were to be acquired in a merger or other business combination (in which any shares are changed into or exchanged for other securities or assets) or more than 50% of the assets or earning power of the Company and its subsidiaries (taken as a whole) were to be sold or transferred in one or a series of related transactions, the Rights Agreement provides that proper provision will be made so that each holder of record of a Right, other than the Acquiring Person (whose rights will thereupon become null and void), will from and after such date have the right to receive, upon payment of the Exercise Price, that number of shares of common stock of the acquiring company having a market value at the time of such transaction equal to two times the Exercise Price.

     At any time on or prior to the earlier of (i) the close of business on the tenth day after a public announcement that a person or group of affiliated or associated persons has become an Acquiring Person (or such earlier or later date as may be authorized by the


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Board of Directors), or (ii) the Expiration Date, the Company may redeem the
Rights in whole, but not in part, at a price of $.005 per Right ("Redemption Price"), payable at the election of the Company in cash, shares of Common Stock or other consideration determined to be appropriate by the Board of Directors. Following the effective time of the action of the Board of Directors authorizing redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of the Rights will be to receive the Redemption Price.

     For as long as the Rights are then redeemable, the Company may amend the Rights in any manner, including an amendment to extend the time period in which the Rights may be redeemed. At any time when the Rights are not then redeemable, the Company may amend the Rights in any manner that does not materially adversely affect the interests of holders of the Rights as such.

     Until a Right is exercised, the holder, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive distributions.

     The foregoing description is qualified in its entirety by reference to the form of Rights Agreement, which is attached hereto as Exhibit 1 and incorporated herein by reference.


Item 2.    Exhibits.

     1.  Shareholder Rights Plan, dated as of March 9, 2001, between
         Geoworks Corporation and Mellon Investor Services, L.L.C., including all exhibits thereto.





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     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

March 12, 2001

                                             GEOWORKS CORPORATION



                                             By: /s/ Timothy Toppin
                                                 ----------------------
                                                 Timothy Toppin
                                                 Chief Financial Officer